

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

August 13, 2010

By U.S. Mail and facsimile to (732) 362 -5005

Mr. Dennis J. Mouras, Chief Executive Officer
CareAdvantage, Inc.
485-A Route 1 South, 2nd Floor, Suite 200
Iselin, NJ   08830

> **Re: CareAdvantage, Inc.**
> **Form 10-K for the year ended December 31, 2009**
> **Form 10-Q for the quarter ended March 31, 2010**
> **Form 10-Q for the quarter ended June 30, 2010**
> **File No. 000-26168**

Dear Mr. Mouras:

  We have completed our review of your filings and do not have any further comments at this time.

  Sincerely,

  Cicely LaMothe
  Branch Chief